Filed Pursuant to Rule 433
Registration No. 333-149361
February 26, 2008
PRICING TERM SHEET
6.35% Senior Notes due February 15, 2038

Issuer:	Pacific Gas and Electric Company

Security:	6.35% Senior Notes due February 15, 2038

Size:	$400,000,000

Maturity Date:	February 15, 2038

Coupon:	6.35%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2008

Price to Public:	99.858%

Benchmark Treasury:	5.00% due May 15, 2037

Benchmark Treasury Yield:	4.661%

Spread to Benchmark Treasury:	+170 basis points

Yield:	6.361%

Optional Redemption:	Make-Whole Call at Treasuries plus 30 basis points

Expected Settlement Date:	March 3, 2008

CUSIP:	694308 GM3

Anticipated Ratings:	A3 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Goldman, Sachs & Co. Lehman Brothers Inc. UBS Securities LLC

Co-Managers:	Mizuho Securities USA Inc. Blaylock Robert Van, LLC CastleOak Securities L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll free at 888-603-5487; Goldman, Sachs & Co. toll free at 1-866-471-2526; or UBS Securities LLC toll free at 877-827-6444 ext. 561-3884.